Filed pursuant to Rule 433

Registration Nos. 333-205844 and 333-205844-03

$1.15Bln Hyundai Auto Receivables Trust (HART) 2017-A Prime Auto Loan

Joint-Leads: SG (struc), BNP, MUFG, RBC

Co-Managers: HSBC, JPM, LLoyds, SMBC, WFS

CL	$Offered(MM)	S&P/F	WAL	PWIN	LGL	BENCH	Launch	Yield	Coupon	Price
A-1	279.30	A-1+/F1+	0.26	1-8	4/18	YLD	1.10%	1.100	1.10	100.00000
A-2A	279.99	AAA/AAA	1.11	8-21	2/20	EDSF	+7	1.485	1.48	99.99955
A-2B	100.00	AAA/AAA	1.11	8-21	2/20	1ML	+8			100.00000
A-3	350.00	AAA/AAA	2.37	21-39	8/21	ISWP	+10	1.770	1.76	99.99191
A-4	83.95	AAA/AAA	3.44	39-45	4/23	ISWP	+26	2.103	2.09	99.98727
B	21.23	AA+/AA	3.84	45-48	4/23	ISWP	+50	2.397	2.38	99.98131
C	35.38	A+/A	4.03	48-49	11/23	ISWP	+63	2.552	2.53	99.96741

*NO GROW*

BILL & DELIVER	:	SG	BBG TICKER	:	HART 2017-A
REGISTRATION	:	Public	EXPECTED RATINGS	:	S&P/Fitch
EXPECTED SETTLE	:	3/29/2017	FIRST PAY DATE	:	4/17/2017
ERISA ELIGIBLE	:	Yes
DENOMS	:	$1k/$1k	PXG SPEED	:	1.30% ABS
CLEAN-UP CALL	:	5%

AVAILABLE INFORMATION:	Preliminary Prospectus and FWP
Intexnet and CDI: sochart17a_mkt Pwd:Y69J
Investor Presentation: www.dealroadshow.com Pwd:HART17A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-855-881-2108. Any legends, disclaimers or notices that appear below are not applicable to this message and should be disregarded. Such text has been automatically generated via Bloomberg or another system.